Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT*

Legal Name of Subsidiary	State or other Jurisdiction of Incorporation
PortAuthority Technologies, Inc.	Delaware
SurfControl Limited	United Kingdom
Websense Hosted R&D Limited	United Kingdom
Websense International Limited	Ireland
Websense International Technology Limited	Ireland
Websense SC Holdings Limited	United Kingdom
Websense SC Operations Limited	United Kingdom
Websense UK Limited	United Kingdom
Websense S.C. Pty. Ltd	Australia

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Websense, Inc. are omitted because, when considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the period covered by this report.